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08/04/2008

Data on AS1411 action in breast cancer cells published in Cancer Research

London, UK, 8 April 2008 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC:ATSMY) today announces the publication of data on the selective killing of breast cancer cells by Antisoma's nucleolin-targeting aptamer AS1411. The work was carried out by Professor Daniel Fernandes and colleagues at the Medical University of South Carolina (MUSC) and is published in the April issue of the journal *Cancer Research*.

Professor Fernandes and his team compared the effects of AS1411 on a breast cancer cell line and on a normal breast cell line. A 5 µmol/l dose clearly inhibited the growth of breast cancer cells. In contrast, a four-fold higher dose had no discernible effect on normal breast cells. The selective action of AS1411 on cancer cells correlated with two differences between cancer cells and normal cells. First, cancer cells expressed considerably more nucleolin in their cytoplasm. Second, cancer cells internalised more AS1411.

The authors investigated how AS1411 kills breast cancer cells once it is internalised. They showed that the drug down-regulates the messenger RNA encoding Bcl-2, a protein that allows cancer cells to avoid death by apoptosis. Previous work from Professor Fernandes' group has shown that nucleolin plays an important role in maintaining Bcl-2 levels in certain cancer cells. It does this by binding to and stabilising Bcl-2 messenger RNA. AS1411 acts as a 'molecular decoy,' binding nucleolin and preventing its interaction with Bcl-2 messenger RNA. This leads to a fall in Bcl-2 messenger RNA levels, a consequent fall in the level of the Bcl-2 protein and, ultimately, apoptosis.

Professor Fernandes said: "We continue to gain new insights into how AS1411 acts though nucleolin to induce the death of tumour cells. Ability to avoid apoptosis is a fundamental property of cancer cells, and so the discovery that AS1411 interferes with the Bcl-2 pathway that protects cancer cells from apoptosis is an exciting observation."

Dr Ursula Ney, Antisoma's Chief Operating Officer, added: "These encouraging findings suggest that AS1411 could have potential in breast cancer, which is among the most common cancers worldwide."

AS1411 is currently in a randomised phase II study in acute myeloid leukaemia, with further phase II studies planned in renal and other cancers.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc
+44 (0)7909 915 068

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Brian Korb
The Trout Group
+1 646 378 2923

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

Background on AS1411
Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cancer cells from a variety of cell lines. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in the clinic. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005.

Background on Antisoma
Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information about Antisoma.

dlw 4/17

11/04/2008

Antisoma announces start of phase III lung cancer trial of ASA404

Initiation triggers USD 25 million milestone payment from Novartis

London, UK, and Princeton, NJ, 11 April 2008 – Cancer drug developer Antisoma plc (LSE: ASM; US OTC: ATSMY) announces that its partner Novartis has started the pivotal phase III trial of ASA404 combined with first-line chemotherapy in non-small cell lung cancer (NSCLC). The study, called ATTRACT-1, is designed to support applications for marketing authorisations in the US, Europe and other territories. Its initiation triggers a USD 25 million milestone payment to Antisoma.

Glyn Edwards, Antisoma's CEO, said: "We're delighted that the phase III trial in lung cancer is underway, putting ASA404 on a clear path towards potential marketing applications. Lung cancer is an indication with substantial unmet clinical need and blockbuster sales potential, and Novartis' trial is optimally designed to seek confirmation of the positive results seen in our two phase II lung cancer studies."

Two webcasts/conference calls will be held today at 9:30am BST / 4:30am EST and at 2pm BST / 9am EST. The webcasts can be accessed via Antisoma's website at www.antisoma.com and the calls by dialling +44 (0) 20 8609 1435 (UK toll-free 0808 109 1498; US toll-free 1866 793 4279) and using the participant PIN code 816385#. Recordings will also be available afterwards on the Antisoma website.

About the phase III trial

The ATTRACT-1 trial is a randomised, double-blind, placebo-controlled, multicentre phase III trial being conducted across the US, EU and other territories. With 1200 patients, it will be amongst the largest trials conducted in NSCLC. ATTRACT-1 is open to patients with all histologies, or types, of NSCLC, including squamous and non-squamous cancers. Patients are being randomised 1:1 to receive either ASA404 1800 mg/m2 plus chemotherapy (carboplatin/paclitaxel) or a placebo plus chemotherapy (carboplatin/paclitaxel) as a control. The primary endpoint of the ATTRACT-1 trial is overall survival. Key secondary endpoints are survival in the squamous and non-squamous patient subgroups.

If the trial results are positive, applications for marketing authorisations are anticipated in 2011. There will be a single scheduled interim look during the trial, expected in mid-late 2009.

About NSCLC

Lung cancer is the number one cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and 921,000 deaths. Around 85-90% of all lung cancer cases are NSCLC.

About ASA404

ASA404 (DMXAA) is a small-molecule tumour vascular disrupting agent (tumour VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

About ASA404 in NSCLC

ASA404 has shown a substantial survival benefit in patients with non-small cell lung cancer when added to paclitaxel-based chemotherapy in a randomised phase II study. A second, single-arm, phase II study of ASA404 in non-small cell lung cancer has also reported positive results.

About Antisoma

Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information about Antisoma.

Enquiries:

Glyn Edwards, CEO

Daniel Elger, Director of Communications

Antisoma plc
+44 (0)7909 915 068

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Brian Korb
The Trout Group
+1 646 378 2923

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

END